SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For June 2009
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F              Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes               No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of June 2009, incorporated by reference herein:
Exhibit
99.1 Release dated June 29, 2009, entitled “an offer by DRDGOLD TO PURCHASE THE
SOUTH AFRICAN BUSINESS ASSETS OF MINTAILS LIMITED (“MINTAILS”) AND
CAUTIONARY ANNOUNCEMENT”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: June 30, 2009
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE 000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
("DRDGOLD" or "the company")
AN OFFER BY DRDGOLD TO PURCHASE THE SOUTH AFRICAN BUSINESS ASSETS OF
MINTAILS LIMITED (“MINTAILS”) AND CAUTIONARY ANNOUNCEMENT
Australian-listed Mintails today conditionally accepted an offer by DRDGOLD to acquire all of its South
African business assets, excluding its interest in underground explorer West Wits Mining Limited (“WWI”)
(“the offer”). The offer is subject to inter alia, the following conditions:-
•
The Mintails Board approving in writing the offer terms by 31 July 2009;
•
The DRDGOLD Board approving the offer terms by 31 July 2009 after the conclusion of a legal and financial due diligence;
•
Mintails shareholders approving the offer in a general meeting of shareholders by 31 August
2009;
•
DRDGOLD shareholders approving the offer to the extent necessary by 31 August 2009;
•
The execution of definitive transaction agreements relating to the offer by 31 August 2009;
•
Mintails obtaining all regulatory approvals as stipulated by the Corporations Act of
Australia and the ASX Listing Rules, where applicable, by 31 October 2009; and
•
DRDGOLD obtaining all South African regulatory approvals, by 31 October 2009, where applicable.
The purchase consideration under the offer is determined by the 30 day volume weighted average price
("VWAP") of Mintails shares over the 30 trading days terminating on 24 June 2009, less the value of
Mintails' holding in WWI based on the WWI trading VWAP for the same 30 trading days to 24 June 2009.
The purchase consideration is proposed to be discharged through the issue of DRDGOLD shares at a value also calculated by the 30 trading day VWAP to 24 June 2009.
DRDGOLD views the implementation of the offer as an opportunity to consolidate and grow the surface mining potential of its Crown Gold Recoveries and Ergo operations in the Central and East Rand, with that of Mintails in the West Rand.
Cautionary announcement

As certain additional information relating to the offer is not as yet available, shareholders should exercise caution when trading in their DRDGOLD securities until a full announcement containing such information is released.
Randburg
29 June 2009
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